Exhibit 2.2

[Cotelligent, Inc. Letterhead]

December 17, 2003

Mr. Loren W. Willman

President

On-Site Media, Inc.

5275 S. Arville Street

Suite 104

Las Vegas, Nevada 89118

Re:    Assignment of Agreements to Watchit Media USA, Inc.

Dear Loren:

This letter agreement memorializes the agreement of Cotelligent, Inc. (“Cotelligent”) and On-Site Media, Inc. (“On-Site”) to the following:

1.    Effective as of the date hereof, all rights, interests and obligations of Recency Media USA, Inc. (“Recency”) under (a) the Agreement and Plan of Merger dated November 24, 2003, by and among Recency, Cotelligent, On-Site, and Certain Stockholders of On-Site (the “Merger Agreement”), and (b) the Business Development Agreement dated November 24, 2003, by and between Recency and On-Site (the “Business Development Agreement,” together with the Merger Agreement, the “Assigned Agreements”) are assigned to Watchit Media USA, Inc., a Delaware corporation and wholly-owned subsidiary of Cotelligent (“Watchit Media”).

2.    Watchit Media shall hereafter perform all covenants, agreements and obligations of Recency under the Assigned Agreements.

This letter agreement shall not constitute an amendment or waiver of any provisions of the Assigned Agreements and the provisions of the Assigned Agreements are and shall remain in full force and effect. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law principles.

If you are in agreement with the foregoing, please indicate your acceptance by signing in the space provided below and returning a copy of this letter agreement to the undersigned.

Very truly yours,

/s/ James R. Lavelle

James R. Lavelle Chairman & CEO COTELLIGENT, INC.

ACCEPTED AND AGREED

this 17th day of December, 2003.

ON-SITE MEDIA, INC.

By:	/s/ Loren W. Willman

Loren W. Willman, President